Consent of Independent Accountants

We hereby consent to the use in this joint proxy statement/prospectus of Laser Vision Centers, Inc. and TLC Laser Eye Centers Inc. of our report dated November 1, 2001 relating to the supplementary information-reconciliation to Canadian generally accepted accounting principles of Laser Vision Centers, Inc., which appears in such joint proxy statement/prospectus.


/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri
February 26, 2002